SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in the Statements Filed Pursuant to
§ 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a))
Under the Securities Exchange Act of 1934
(Amendment No. 5)*
PepsiAmericas, Inc.

(Name of Issuer)
Common Stock, Par Value $0.01 Per Share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)
71343P200

(CUSIP Number)
Michael J. Reinarts
Vice President
Starquest Securities, LLC
Suite 3900
60 South Sixth Street
Minneapolis, MN 55402
(612) 661-3700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 26, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on following pages)

CUSIP No.	71343P200	13D	Page	2	of	9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Starquest Securities, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,116,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,116,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,116,087

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	71343P200	13D	Page	3	of	9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Dakota Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,116,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		12,116,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,116,087

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	71343P200	13D	Page	4	of	9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pohlad Companies

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Minnesota

	7	SOLE VOTING POWER

NUMBER OF		102

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,116,087

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		102

WITH	10	SHARED DISPOSITIVE POWER

		12,116,087

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	12,116,189

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	9.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	71343P200	13D	Page	5	of	9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Pohlad

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		863,322*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		12,116,189

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		553,317**

WITH	10	SHARED DISPOSITIVE POWER

12,116,189

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,979,511 *

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	Includes 425,392 shares of common stock purchasable pursuant to the exercise of options and 310,005 shares of common stock underlying unvested restricted stock awards, over which the reporting person has sole voting power but no dispositive power.

**	Includes 425,392 shares of common stock purchasable pursuant to the exercise of options.

Explanatory Statement
     Starquest Securities, LLC, a Minnesota limited liability company (“Starquest”), Dakota Holdings, LLC, a Minnesota limited liability company (“Dakota”), Pohlad Companies, a Minnesota corporation (“Pohlad Companies”), and Robert C. Pohlad (collectively, the “Reporting Persons”) hereby file this Amendment No. 5 to the Schedule 13D originally filed on January 5, 2006, and amended on February 27, 2007, February 5, 2008, February 7, 2008 and March 4, 2008, with respect to their beneficial ownership of shares of common stock, par value $0.01 per share, and associated preferred share purchase rights (collectively, the “Shares”), of PepsiAmericas, Inc. (the “Company” or “PepsiAmericas”), which class of securities is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended.
     This amendment is being filed to report the issuance of a restricted stock award by the Company to Robert C. Pohlad on February 26, 2009. In addition, this Schedule 13D reports other changes in the ownership of Starquest and Dakota and the beneficial holdings of Robert C. Pohlad. Items 2 and 5 of the Schedule 13D are hereby amended and restated.
Item 2. Identity and Background.
     (a), (b) and (c) This statement is filed on behalf of the Reporting Persons. Starquest’s members are (1) Dakota, (2) the Trust for Carl R. Pohlad Created Under the 2000 Amendment and Restatement of the Revocable Trust of Eloise O. Pohlad dated October 12, 2000, as amended, (3) James O. Pohlad Trust Share of the 2000 Irrevocable Trust No. 1 of Carl R. Pohlad Created Under Agreement Dated January 17, 2000, (4) Robert C. Pohlad Trust Share of the 2000 Irrevocable Trust No. 1 of Carl R. Pohlad Created Under Agreement Dated January 17, 2000, and (5) William M. Pohlad Trust Share of the 2000 Irrevocable Trust No. 1 of Carl R. Pohlad Created Under Agreement Dated January 17, 2000. Dakota holds 100% of the Class A Units of Starquest, and in combination with its Class B Units, holds a total of approximately 51.4% of the equity in Starquest. Class A Units carry the same rights as Class B Units, with the exception that Class A Units carry voting rights in Starquest. Therefore, Dakota possesses 100% of the voting rights and approximately 51.4% of the equity of Starquest. Based on Dakota’s ownership of Starquest, Dakota is the controlling member of Starquest.
     Dakota’s members are (1) Pohlad Companies, (2) Robert C. Pohlad, (3) William M. Pohlad, (4) James O. Pohlad, (5) Beverage Investment, LLC, a Minnesota limited liability company (“Beverage Investment”), (6) James O. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad Created Under Agreement dated December 20, 1999, (7) Robert C. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad Created Under Agreement dated December 20, 1999, and (8) William M. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad Created Under Agreement dated December 20, 1999. Pohlad Companies owns approximately 73.3% of the Class A Units and approximately 73.3% of the Class B Units of Dakota. Class A Units carry the same rights as Class B Units, with the exception that Class A Units carry voting rights in Dakota. Pohlad Companies therefore possesses approximately 73.3% of the voting rights of Dakota and approximately 73.3% of the equity in Dakota. Based on Pohlad Companies’ ownership of Dakota, Pohlad Companies is the controlling member of Dakota.
     Pohlad Companies’ shareholders are (1) Robert C. Pohlad, (2) William M. Pohlad and (3) James O. Pohlad. Robert C. Pohlad, William M. Pohlad and James O. Pohlad each hold a one-third interest in Pohlad Companies. Robert C. Pohlad, Chairman and Chief Executive Officer of PepsiAmericas, is the President of Pohlad Companies. By virtue of his ownership of Pohlad Companies, Robert C. Pohlad holds an indirect interest of approximately 24.4% in Dakota. Robert C. Pohlad holds a direct interest of approximately 6.3% in Dakota. Beverage Investment holds approximately 7.1% of Dakota. The

6

Revocable Trust of Robert C. Pohlad Created Under Agreement Dated August 9, 1991, As Amended (the “Robert C. Pohlad Trust”) holds approximately 31.3% of Beverage Investment. By virtue of its interest in Beverage Investment, the Robert C. Pohlad Trust holds an indirect interest of approximately 2.2% of Dakota. Therefore, by virtue of his beneficial interest in the Robert C. Pohlad Trust, Robert C. Pohlad has an additional indirect interest of approximately 2.2% in Dakota. The Robert C. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad Created Under Agreement dated December 20, 1999 holds approximately 0.28% of Dakota. Together with his direct interest in Dakota, his indirect interest through Pohlad Companies, his indirect interest through the Beverage Investment interest held by the Robert C. Pohlad Trust and his indirect interest through the Robert C. Pohlad Trust Share of the 1999 Irrevocable Security Trust No. 1 of Carl R. Pohlad Created Under Agreement dated December 20, 1999, Robert C. Pohlad holds an approximately 33.19% equity interest in Dakota, directly and indirectly. As noted above, Dakota holds 100% of the voting rights and approximately 51.4% of the equity in Starquest.
     Starquest, Dakota and Pohlad Companies are principally engaged as holding companies. The principal business address of Starquest, Dakota, Pohlad Companies, Robert C. Pohlad and each of the trusts discussed herein is Suite 3900, 60 South Sixth Street, Minneapolis, Minnesota 55402.
     The name, residence or business address, principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of (1) each executive officer and governor of Starquest, including Robert C. Pohlad, (2) each executive officer and governor of Dakota, including Robert C. Pohlad, and (3) each executive officer and director of Pohlad Companies, including Robert C. Pohlad, is set forth on Appendix I attached hereto and incorporated herein by reference.
     (d) During the last five years, none of the persons set forth in Appendix I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the persons set forth in Appendix I was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Each person set forth on Appendix I is a citizen of the United States.
Item 5. Interest in Securities of the Issuer.
     (a) The responses of each Reporting Person to Items (11) and (13) on the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of its interest in Starquest, Dakota may be deemed to beneficially own the shares held by Starquest. Such shares are included in the beneficial ownership total of Dakota presented above. By virtue of their respective interests in Dakota, Pohlad Companies and Robert C. Pohlad may be deemed to beneficially own the shares held by Dakota. Such shares are included in the beneficial ownership total of Pohlad Companies and Robert C. Pohlad presented above. By virtue of his interest in Pohlad Companies, Dakota and Starquest Robert C. Pohlad may be deemed to beneficially own the shares held by Pohlad Companies, Dakota and Starquest. Such shares are included in the beneficial ownership total of Robert C. Pohlad presented above. See Appendix I attached hereto and incorporated herein by reference for the beneficial ownership of each executive officer and governor of Starquest, each executive officer and governor of Dakota and each executive officer and director of Pohlad Companies.

7

     (b) The responses of each Reporting Person to Items (7) through (10) on the cover pages of this Schedule 13D are incorporated herein by reference. By virtue of its interest in Starquest, Dakota may be deemed to beneficially own the shares held by Starquest. Such shares are included in the beneficial ownership total of Dakota presented above. By virtue of their respective interests in Dakota, Pohlad Companies and Robert C. Pohlad may be deemed to beneficially own the shares held by Dakota. Such shares are included in the beneficial ownership total of Pohlad Companies and Robert C. Pohlad presented above. By virtue of his interest in Pohlad Companies, Dakota and Starquest, Robert C. Pohlad may be deemed to beneficially own the shares held by Pohlad Companies, Dakota and Starquest. Such shares are included in the beneficial ownership total of Robert C. Pohlad presented above. See Appendix I attached hereto and incorporated herein by reference for the beneficial ownership of each executive officer and governor of Starquest, each executive officer and governor of Dakota and each executive officer and director of Pohlad Companies.
     (c) None. However, on June 23, 2008, Robert C. Pohlad gifted 200,000 shares of the Company’s common stock to the Robert C. Pohlad 2008-2016 Grantor Retained Annuity Trust (“GRAT”), which Robert C. Pohlad created for family estate planning purposes. Although Robert C. Pohlad retains a pecuniary interest in such shares, he presently lacks voting power and dispositive power over such shares. Hence, such shares are not included in the beneficial ownership total of Robert C. Pohlad presented above. A portion of such shares will be transferred back to Robert C. Pohlad upon each anniversary of the formation of the GRAT.
     (d) None.
     (e) Not applicable.

8

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2009	Starquest Securities, LLC
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: March 3, 2009	Dakota Holdings, LLC
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: March 3, 2009	Pohlad Companies
	By:	/s/ Michael J. Reinarts
Michael J. Reinarts, Vice President

Dated: March 3, 2009	/s/ Robert C. Pohlad
Robert C. Pohlad

9

APPENDIX I
STARQUEST SECURITIES, LLC
     The principal business address of each governor and executive officer of Starquest set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each governor and executive officer of Starquest is set forth below.
GOVERNORS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	Vice President of Starquest and Chairman and Chief Executive Officer of PepsiAmericas, Inc.		(1)		(2)
James O. Pohlad	President and Chief Manager of Starquest	211,092	(3)	*
William M. Pohlad	Vice President of Starquest	211,092	(3)	*
Donald E. Benson	Executive Vice President of Starquest	0		—
Raymond W. Zehr, Jr.	Executive Vice President of Starquest	834	(4)	—
Albert J. Colliani, Jr.	Governor of Starquest	0		—
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	Vice President of Starquest and Chairman and Chief Executive Officer of PepsiAmericas, Inc.		(1)		(2)
James O. Pohlad	President and Chief Manager of Starquest	211,092	(3)	*
William M. Pohlad	Vice President of Starquest	211,092	(3)	*
Donald E. Benson	Executive Vice President of Starquest	0		—
Raymond W. Zehr, Jr.	Executive Vice President of Starquest	834	(4)	*
Michael J. Reinarts	Vice President, Chief Financial Officer, Treasurer and Secretary of Starquest	0		—

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Includes 11,092 shares of common stock purchasable pursuant to the exercise of options and 200,000 shares owned by Robert C. Pohlad 2008-2016 Grantor Retained Annuity Trust (“GRAT”). James O. Pohlad and William M. Pohlad are the trustees of the GRAT, and so each may be deemed to have voting and dispositive power over the shares owned by the GRAT. Does not include shares of PepsiAmericas common stock in which such person has an indirect interest through his interests in Starquest, Dakota or Pohlad Companies, which are set forth in Item 2 of this Schedule 13D/A.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-1

DAKOTA HOLDINGS, LLC
     The principal business address of each governor and executive officer of Dakota set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each governor and executive officer of Dakota is set forth below.
GOVERNORS

		Shares
		Beneficially
Name	Principal Occupation	Owned	Percentage
Robert C. Pohlad	President, Chief Manager and Vice President of Dakota and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	(1)		(2)
James O. Pohlad	Vice President of Dakota	211,092 (3)	*
William M. Pohlad	Vice President of Dakota	211,092 (3)	*
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	President, Chief Manager and Vice President of Dakota and Chairman and Chief Executive Officer of PepsiAmericas, Inc.		(1)		(2)
James O. Pohlad	Vice President of Dakota	211,092	(3)	*
William M. Pohlad	Vice President of Dakota	211,092	(3)	*
Raymond W. Zehr, Jr.	Vice President of Dakota	834	(4)	*
Michael J. Reinarts	Vice President, Treasurer and Secretary of Dakota	0		—

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Includes 11,092 shares of common stock purchasable pursuant to the exercise of options and 200,000 shares owned by Robert C. Pohlad 2008-2016 Grantor Retained Annuity Trust (“GRAT”). James O. Pohlad and William M. Pohlad are the trustees of the GRAT, and so each may be deemed to have voting and dispositive power over the shares owned by the GRAT. Does not include shares of PepsiAmericas common stock in which such person has an indirect interest through his interests in Starquest, Dakota or Pohlad Companies, which are set forth in Item 2 of this Schedule 13D/A.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-2

POHLAD COMPANIES
     The principal business address of each director and executive officer of Pohlad Companies set forth below is Suite 3900, 60 South Sixth Street, Minneapolis, MN 55402. The principal occupation and beneficial ownership of shares of PepsiAmericas, Inc. common stock for each director and executive officer of Pohlad Companies is set forth below.
DIRECTORS

		Shares
		Beneficially
Name	Principal Occupation	Owned	Percentage
Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.	(1)		(2)
James O. Pohlad	Executive Vice President of Pohlad Companies	211,092 (3)	*
William M. Pohlad	Executive Vice President of Pohlad Companies	211,092 (3)	*
EXECUTIVE OFFICERS

		Shares
		Beneficially
Name	Principal Occupation	Owned		Percentage
Robert C. Pohlad	President of Pohlad Companies and Chairman and Chief Executive Officer of PepsiAmericas, Inc.		(1)		(2)
James O. Pohlad	Executive Vice President of Pohlad Companies	211,092	(3)	*
William M. Pohlad	Executive Vice President of Pohlad Companies	211,092	(3)	*
Raymond W. Zehr, Jr.	Executive Vice President and Treasurer of Pohlad Companies	834	(4)	*
Michael J. Reinarts	Vice President and Secretary of Pohlad Companies	0		—

*	Represents less than one percent.

(1)	The response of Mr. Pohlad to Item (11) on his cover page of this Schedule 13D is incorporated herein by reference.

(2)	The response of Mr. Pohlad to Item (13) on his cover page of this Schedule 13D is incorporated herein by reference.

(3)	Includes 11,092 shares of common stock purchasable pursuant to the exercise of options and 200,000 shares owned by Robert C. Pohlad 2008-2016 Grantor Retained Annuity Trust (“GRAT”). James O. Pohlad and William M. Pohlad are the trustees of the GRAT, and so each may be deemed to have voting and dispositive power over the shares owned by the GRAT. Does not include shares of PepsiAmericas common stock in which such person has an indirect interest through his interests in Starquest, Dakota or Pohlad Companies, which are set forth in Item 2 of this Schedule 13D/A.

(4)	Includes 556 shares of common stock purchasable pursuant to the exercise of options.

I-3